November, 2005

Dear Sirs,

Following the description in Note 15 to the Financial Statements of MetroGAS S.A. as of September 30, 2005, I am writing to report that notice was served upon our Company yesterday of the ruling in favor of the Government of the City of Buenos Aires for the collection of the Public Areas Occupation Rate under file "GCBA vs/ MetroGAS S.A. for tax collection".

In order to proceed with actions tending to the pass- through of this rate onto the tariff - under the provisions of the regulatory framework of the gas industry - duly required from the National Gas Regulator, the Company will use the Permanent Payment Facilities Scheme in order to mitigate the impact of this pass-through on the tariffs that customers in the jurisdiction will have to pay. The total amount for which we will apply the above mentioned Scheme, which is made available to taxpayers of the City of Buenos Aires, and which provides for payment over a 5-year period, totals approximately $ 30,000,000.

Sincerely yours,

Magdalena Gonzalez Garaño

Market Relations